

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

<u>Via Email</u>
Theodore Sanders
Chief Financial Officer
U.S. Auto Parts Network, Inc.
17150 South Margay Avenue
Carson, California 90746

> **Re: U.S. Auto Parts Network, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 2, 2011**
> **File No. 333-173856**

Dear Mr. Sanders:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the Form 8-K/As you filed on October 29, 2010 and February 1, 2011 were not timely and you are therefore not eligible to file this registration statement on Form S-3. We note that your October 29, 2010 Form 8-K/A includes amendments to the financial statements that it appears should have been included with the October 28, 2010 Form 8-K/A. We further note that your February 1, 2011 Form 8-K/A includes text that should have been included with your July 1, 2010 Form 8-K/A. Please either withdraw this registration statement on Form S-3 and re-file on an appropriate form, or provide us with your detailed analysis of why you believe you are eligible to file on Form S-3.

Incorporation of Certain Information by Reference, page 9

2. Please incorporate by reference your Form 10-Q for the quarterly period ended April 2, 2011 filed on May 10, 2011. In this regard, we note that you did not include language

incorporating all Exchange Act filings filed after the date of your initial registration statement filing and prior to effectiveness. For guidance, please refer to our Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 available on our website at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director

cc: Matthew Browne
        Cooley LLP
        Via Email